NOKIA CORPORATION

Karakaari 7, FI-02610

Espoo, Finland

August 20, 2024

VIA EDGAR

Eranga Dias

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Nokia Corporation (the “Company”)
Registration Statement on Form F-4
File No. 333-281179

Dear Mr. Dias:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-281179) be accelerated by the Securities and Exchange Commission to 10:00 a.m. Washington D.C. time on August 21, 2024 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Denis Klimentchenko of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at +44 20-7519-7289 and that such effectiveness also be confirmed in writing.

Very truly yours,

Nokia Corporation

By:	/s/ Johanna Mandelin
Name: Johanna Mandelin
Title: Authorized signatory

By:	/s/ Iida Keihäskoski
Name: Iida Keihäskoski
Title: Authorized signatory

cc:	Denis Klimentchenko, Lorenzo Corte

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc:	Tony Jeffries, Amanda N. Urquiza, Douglas K. Schnell, Remi P. Korenblit, Ross J. Tanaka

Wilson Sonsini Goodrich & Rosati Professional Corporation